Filed pursuant to Rule 433
August 24, 2007
Preliminary Prospectus Supplement dated August 24, 2007 to
Prospectus dated September 20, 2004
Registration Statement Nos. 333-116779 and 333-75808
General Mills, Inc.
$700,000,000 5.650% Notes due 2012
Pricing Term Sheet

Issuer:	General Mills, Inc.
Size:	$700,000,000
Maturity:	September 10, 2012
Coupon:	5.650%
Price to Public:	99.842%
Yield to maturity:	5.686%
Spread to Benchmark Treasury:	+127 basis points
Benchmark Treasury:	UST 4.625% due July 31, 2012
Benchmark Treasury Yield:	4.416%
Interest Payment Dates:	March 10 and September 10, commencing March 10, 2008
Day Count Convention:	30/360
Redemption Provisions:
Make-whole call	At any time at a discount rate of U.S. Treasury plus 20 basis points
Change of Control Offer to Purchase:	If a change of control triggering event occurs, unless General Mills has exercised its right to redeem the notes, it will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.
Pricing:	August 24, 2007
Settlement:	August 29, 2007
Use of Proceeds:	To repay a portion of outstanding commercial paper.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Ratings:	Baa1/BBB+/BBB+
Joint Book-running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408.